Exhibit 99.2

WiLAN Signs Broad TV and Display License with Panasonic Corporation

OTTAWA, Canada – May 6, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that Panasonic Corporation (“Panasonic”) has signed a multi-year broad license agreement to WiLAN’s Digital TV and Display patent portfolio, including the Company’s V-Chip technology.

“We are very pleased that Panasonic, with one of the world’s top selling TV brands, has taken a broad license to our digital TV and display patent portfolio,” said Jim Skippen, President & CEO.

“As part of WiLAN’s long-term strategy, we undertook a deliberate multi-year exercise to increase the size and coverage of our portfolio of patented inventions covering digital TV and display technologies.  Today, this portfolio includes over 1,400 issued and pending patents covering various technologies including V-Chip parental control, display conversion and closed captioning technologies.”

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Media or Investor inquiries, please contact:

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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